

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 5, 2014

Via E-mail
Philip Adams
Chief Executive Officer
World Energy Solutions, Inc.
100 Front Street
Worcester, Massachusetts 01608

Re: **World Energy Solutions, Inc.**
       Registration Statement on Form S-3
       Filed April 14, 2014
       File No. 333-195253

Dear Mr. Adams:

   We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Selling Stockholders, page 14

1. Please revise the selling stockholder table to reflect the number of shares currently beneficially owned by each selling stockholder. For example, we note that the table currently shows that Bruner & Bruner PC currently beneficially owns 0 shares of your common stock. We also note that the selling stockholder table appears to contemplate that no shares will be sold in the offering. Please explain the rationale for such assumption, or revise your disclosure accordingly, including, if appropriate, by revising the selling stockholder table to assume the sale of all shares being registered for resale.

2. With respect to any selling stockholder that is not a natural person, please disclose the natural persons that have investment and/or voting control over the shares held by such stockholder. Refer to Regulation S-K Compliance and Disclosure Interpretation 140.02. Please also tell us whether any selling stockholder that is not a natural person is a broker-dealer or affiliate of a broker-dealer.

Item 17. Undertakings, page II-3

3. Please revise to include the undertaking required by Item 512(a)(5)(ii) of Regulation S-K. Refer to Securities Act Rules Compliance and Disclosure Interpretations 229.01.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to its disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

-   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

   Please contact Liz Walsh, Staff Attorney, at (202) 551-3696, Lisa Kohl, Staff Attorney, at (202) 551-3797 or me at (202) 551-3720 with any questions.

                                        Sincerely,

                                        /s/ Lisa M. Kohl for

                                        Mara L. Ransom
                                        Assistant Director

cc: Michael A. Refolo, Esq.